
SUBSCRIPTION AGREEMENT
FOR
ANVIL DEVELOPMENT - LEESVILLE, LLC


THIS SUBSCRIPTION AGREEMENT (the "Agreement") is made by and among ANVIL DEVELOPMENT - LEESVILLE, LLC, a Louisiana limited liability company (the "Company"), and the individuals and/or entities purchasing Units hereunder (individually, a "Subscriber" and collectively, the "Subscribers").

WHEREAS, the Company desires to issue up to 108 Class B Units interests (specifically, the "Class B;" or, the "Class B Units") in the Company (the "Offering") at a price of $25,000.00 per Class B Unit to certain accredited investors ("Accredited Investor(s)"), as that term is defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "Act") and/or a number of Nonaccredited Investors, who either alone or with his/her purchaser representative(s) has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the prospective investment ("Sophisticated Investor").

WHEREAS, the Subscriber certifies and acknowledges that the Subscriber has received and reviewed the Operating Agreement and Limited Partnership Agreement (the "Offering Documents"). The Subscriber further certifies that Subscriber is familiar with the provisions and terms of the Offering Documents, and the managers and members of the Company have laid out their respective duties, obligations and rights associated with the Company;

WHEREAS, the Subscriber desires to purchase that value of Class B Units of the Company set forth on the signature page hereof on the terms and conditions set forth herein.

WHEREAS, both parties of this Agreement intend that this subscription will be made pursuant to appropriate exemptions from prospectus, registration, and/or similar requirements of notices, rules, orders, legislation, and policies of all jurisdictions that apply to the Agreement.

NOW, THEREFORE, in consideration of the mutual representations and covenants set forth herein, the parties agree as follows:

1.   Purchase and Sale of Units.

    1.1   Purchase of Units. Subject to the terms and conditions of this Agreement, the Subscriber agrees to purchase at the Closings (as defined below) and the Company agrees to sell and issue to the Subscribers at the Closings an aggregate of up to 108 Class B Units at the purchase price of Twenty-Five Thousand ($25,000.00) per Class B Unit. Subscriber acknowledges and agrees that the minimum subscription will be for One (1) Class B Units (i.e. a minimum total purchase price of $25,000.00); provided, however, the Company may allow, in its sole discretion, a subscriber to purchase less than One (1) Unit.

    1.2   Company Reservation of Rights to Terminate or Deny. The Company reserves the right to refuse all or part of any or all subscriptions. Furthermore, no Subscription Agreement shall be effective until accepted and executed by the Company and the Company shall have the right, in its sole discretion, for any reason or for no reason, to refuse any potential Subscribers.

2.   Closing, Delivery, Redemption.

  2.1   Payment. The purchase price for the Units is payable by check or wire transfer payable to the Company or its designee in an amount equal to the applicable purchase price per unit multiplied by the number of Units being purchased by such Subscriber.

  2.2   Closing Date. The purchase and sale closing for the Class B Units shall occur at a date designated by the Company but shall occur no later than May 1, 2023 unless the closing date is extended in the sole discretion of the Company.

  2.3   Failure of Closing. If closing of the purchase and sale of the Class B Units does not occur, the Company shall have no liability to the Subscriber for its failure to close or failure to issue the Class B Units to the Subscriber.

  2.4   Subscriber Obligations.   Subscriber is not obligated to execute the Operating Agreement, but shall be obligated to execute any other appropriate documents to complete the transaction, such the limited partnership agreement.

  2.5   Subscription irrevocable.   The subscription is irrevocable on the Subscriber's part, except as may otherwise be provided under any applicable federal and state securities laws.

  2.6   Redemption: The Company reserves the right to redeem any and all Class B Units at a valuation price (redemption price) assigned herein, at any time within five (5) years from issuance. However, the Company shall redeem or repurchase all Class B Units within a Five (5) year period. The valuation or redemption price of the Class B Units shall be determined by following: During the holding period, Class B Unit Holders shall received a quarterly dividend equal to .416667% of net income. Upon redemption, Company shall repurchase the Class B Units for Twenty-Five Thousand Dollars ($25,000.00) an Zero Cents.

3.   Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscribers that:

  3.1   Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Louisiana and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

  3.2   Authorization. All action on the part of the Company, its members and managers, necessary for the authorization, execution and delivery of this Agreement and the issuance of the Units, the performance of all obligations of the Company hereunder and thereunder has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms.

3.3   Valid Issuance of Units. The Units, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein or therein, will be duly and validly issued and fully-paid and non-assessable. Based in part upon the representations of the Subscribers in this Agreement and subject to the completion of the filings referenced in Section 3.4 below, the Units will be issued in compliance with all applicable federal and state securities laws.

3.4   Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the Mand state securities law filings to be made by the Company as may be necessary.

3.5   Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

3.6   Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Articles of Organization or Operating Agreement or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

4.   Representations and Warranties of the Subscribers. Each Subscriber hereby severally and not jointly represents and warrants to the Company that:

4.1   Risk. The Subscriber recognizes that the purchase of Class B Units involves a high degree of risk in that (i) the Company has no operating history; (ii) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (iii) the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Units is not authorized; and (v) in the event of a disposition, the Subscriber could sustain the loss of his, her or its entire investment.

4.2   Investment Experience.   The Subscriber hereby acknowledges and represents that the Subscriber has prior investment experience, including investment in non-listed and unregistered securities, or the Subscriber has employed the services of an investment advisor, attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Units and to evaluate the merits and risks of such an investment on the Subscriber's behalf.

4.3   Due Diligence.   The Subscriber hereby acknowledges receipt and careful review of the Offering Documents, as supplemented and amended, and the attachments and exhibits thereto all of which constitute an integral part of the Offering Documents, and hereby represents that the Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company which the Subscriber has requested or desired to know, has been afforded the opportunity to ask questions of and receive answers from duly authorized managers, officers or other representatives of the Company concerning the terms and conditions of the offering and has received any additional information which Subscriber has requested. The Subscriber acknowledges that the Subscriber is relying upon the Offering Documents and not relying upon any prior statements or documents prepared by the Company.

4.4   Protection of Interests; Exempt Offering. The Subscriber hereby represents that the Subscriber either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and who are not compensated by the Company or any affiliate of the Company, directly or indirectly) has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby.   The Subscriber hereby acknowledges that the offering has not been reviewed by the United States Securities and Exchange Commission (the "SEC") because of the Company's representations that this is intended to be exempt from the registration requirements of Section 5 of the Act. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless they are registered under the Act or unless an exemption from such registration is available and such is approved by the Company.

4.5   Investment Intent. The Subscriber understands that the Units have not been registered under the Act by reason of a claimed exemption under the provisions of the Act, which depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Units for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, was not formed for the purpose of purchasing the Units.

4.6   Restricted Units.   The Subscriber understands that there currently is no public market for any of the Units and that even if there were, Rule 144 promulgated under the Act requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act.   The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Units under the Act or any state securities or "blue sky" laws. The Subscriber consents that the Company may, if it desires, permit the transfer of the Units out of the Subscriber's name only when the

Subscriber's request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state "blue sky" laws (collectively, the "Securities Laws"). The Subscriber agrees to hold the Company and its members, managers, officers, employees, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained in this Agreement or any sale or distribution by the Subscriber in violation of the Securities Laws. The Subscriber understands and agrees that in addition to restrictions on transfer imposed by applicable Securities Laws, the transfer of the Units will be restricted by the terms of the Offering Documents.

       4.7   <u>Legends</u>. The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Units that such Units have not been registered under the Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Units and may place additional legends to such effect on Subscriber's unit certificate(s).

       4.8   <u>Rejection</u>. The Subscriber understands that the Company will review this Agreement and that the Company reserves the unrestricted right to reject or limit any subscription and to close the offering to the Subscriber at any time.

       4.9   <u>Address</u>.   The Subscriber hereby represents that the address of the Subscriber furnished by the Subscriber on the signature page hereof is the Subscriber's principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity.

       4.10   <u>Authority</u>. The Subscriber represents that he, she or it has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Units. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

       4.11   <u>Entity</u>. If the Subscriber is a corporation, company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, it is authorized and qualified to become an investor in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do s

       4.12   <u>Foreign Investors</u>. If the Subscriber is not a United States citizen, such Subscriber hereby represents that he/she/it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Such Subscriber's subscription and payment for, and his, her or its continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

4.13   No Conflicts. This Agreement does not violate any terms of any material restriction in other contracts or commitments of any character or kind to which the Subscriber is bound or a subscriber.

4.14   Risk of Loss. The Subscriber can bear the economic risks of an investment in the Company and sustain a complete loss of the investment. Subscriber is aware of and understands all risks associated to the purchase of the Shares. Subscriber has adequate means and net worth of providing for current needs, having no need for liquidity in this investment.

4.15   Confidentiality. The Subscriber agrees to keep any non-public information relating to the Company confidential that he may acquire pursuant to this Agreement or the Offering Documents.

5.   Limitations on Transfer. The Units are restricted as to transfer by the terms of the Offering Documents, including the Operating Agreement and as set forth in this Agreement.

6.   Acknowledgment and Acceptance of Operating Agreement. The Subscriber hereby acknowledges and accepts all terms and conditions of the Company's Operating Agreement.

7.   Miscellaneous.

7.1   Survival of Representations and Warranties. The warranties, representations and covenants of the Company and Subscriber contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of one (1) year following the last Closing.

7.2   Governing Law. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF LOUISIANA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

7.3   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   Notices.

(a)   All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon the respective parties as follows: if to the Subscribers, to the addresses set forth on the signature page hereto, or, if to the Company, c/o ANVIL DEVELOPMENT - LEESVILLE, LLC, Manager, Christopher Sharplin.

(b)   All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing, and shall be sent by certified or registered mail, return receipt requested, or by overnight courier, and shall be deemed to be given or made when receipt is so confirmed.

(c)   Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given ten (10) days after the airmailing, telexing or telecopying thereof.

7.6   Brokers. Each Subscriber severally represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. Each Subscriber hereby severally agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

7.7   Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.8   Third Parties. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

7.9   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Subscribers holding a majority in interest of the Units purchased in the offering.

7.10   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.11   Entire Agreement. This Agreement and the Offering Documents constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

7.12   Subject to the Operating Agreement. The Class B Units sold are subject to the terms of the Operating Agreement at all times.

SIGNATURE PAGE FOLLOWS

I hereby agree to purchase ____ Class B Units for the sum of $_____
(minimum purchase is ____Class B Units for $_____ unless an exception has been approved in writing by the Company).

SUBSCRIBER:

_____
(Print or Type Name of Subscriber)

_____
(Signature)

_____
(Title of Signatory, if applicable)

Address: _____

_____

Telephone: _____
Facsimile: _____
SS#/Tax I.D.#:_____

All the information that I consider necessary and appropriate for deciding whether to purchase the Class B Units hereunder has been provided to me, and, I have had an opportunity to ask questions and receive answers from the Company to verify the accuracy of the information supplied or to which I had access. I acknowledge that I am solely responsible for my own "due diligence" investigation of the Company, for my own analysis of the merits and risks of my own investment made pursuant to this purchase and for my own analysis of the fairness and desirability of the terms of this investment. I hereby acknowledge that the investment is a speculative investment. I represent that I have such knowledge and experience in financial business matters and that I am capable of evaluating the merits and risks of the investment contemplated hereunder and that I have the ability to risk losing my entire investment.

This Subscription Agreement is agreed to and accepted as of _____.

ANVIL DEVELOPMENT - LEESVILLE, LLC,
a Louisiana limited liability company

> *By: ANVIL DEVELOPMENT - LEESVILLE, LLC*
> *its: Manager*

> _____
> Christopher Sharplin, Managing Member
> ANVIL DEVELOPMENT - LEESVILLE, LLC

> _____
> R.J. Fonseca Jr., Managing Member
> ANVIL DEVELOPMENT - LEESVILLE, LLC